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                                                                EXHIBIT 23.1


The Board of Directors
Garrido & Compania, Inc. and Subsidiaries:

We consent to the incorporation by reference in the registration statement
No. 333-11185 on Form S-8 of Suiza Foods Corporation stock option and restricted stock plan and the related prospectus of our report dated August 23, 1996, with respect to the consolidated balance sheets of Garrido & Compania, Inc. and Subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of earnings, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 1996, which report appears in the Form 8-K/A of Suiza Foods Corporation dated September 24, 1996.




                                       KPMG Peat Marwick LLP

San Juan, Puerto Rico
September 24, 1996